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WRITER'S DIRECT DIAL
(415) 984-8777

November 11, 2015		WRITER'S E-MAIL ADDRESS
esibbitt@omm.com

VIA EDGAR AND FEDERAL EXPRESS

Matthew Crispino
Staff Attorney, Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form F-3
Filed October 13, 2015
File No. 333-207384

Dear Mr. Crispino:

On behalf of Sphere 3D Corp., an Ontario corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated October 29, 2015 (the “Comment Letter”), regarding the above referenced registration statement on Form F-3 (the “Registration Statement”). The Company has revised the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments to reflect these revisions and plans to file the Amended Registration Statement with the Commission.

Please find below our responses to your comments. For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

1.

We note that in December 2014 you entered into a revolving credit agreement (the “Credit Agreement”) with FBC Holdings, a related party affiliated with Cyrus Capital Partners. We note further that in February and March 2015, you issued FBC Holdings warrants to purchase up to 300,000 common shares. Although the warrants were disclosed in the Form 40-F filed on March 31, 2015 and the Form 8-K filed on August 13, 2015, the company does not appear to have explained in either filing why the warrants were issued. In the Schedule 13D/A filed by Cyrus Capital Partners on August 4, 2015, the filer states that each of the warrants was issued “in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement. We note that at the time of the February and March issuances, the Credit Agreement did not appear to require issuance of warrants in connection with revolver draws. That requirement appears to have been added to the agreement in the first amendment dated as of July 10, 2015.

Mr. Matthew Crispino –November 11, 2015 –Page 2

Please tell us the reason for the issuance of the warrants to FBC Holdings in February and March 2015. If the warrants were issued in connection with revolver draws, please explain why this connection was not disclosed in the company’s filings. Please also advise why the company issued the warrants if it was not required to do so at the time by the Credit Agreement. Finally, please advise why Cyrus Capital Partners waited more than four months to file an amended Scheduled 13D disclosing receipt of the warrants.

Response:

The warrants were not a part of the original credit agreement. However, any loans under the agreement in excess of $2 million are at the sole discretion of the lender. As a condition to its lending of amounts in excess of $2 million to the Company, the lender required these warrants be issued.

The financial statements disclose the issuance of the warrants in connection with non- cash financing activities on the face of the statement of cash flows in the first and second quarter financial statements, Note 7 in the Company's most recent annual financial statements, the interim consolidated financial statements for the three months ended March 31, 2015 and the three and six months ended June 30, 2015. In future filings, the Company will add that the warrants were issued "in connection with draws on our credit agreement" on the face of the statement of cash flows, in Note 6 and Note 7 in the Company’s financial statements. In addition, we have updated the summary of “The Offering” within the Amended Registration Statement to include this information.

The Company was not involved with and did not advise Cyrus Capital Partners in connection with the filing of their amended Schedule 13D. As a result, the Company cannot advise the Staff regarding their filing.

2.

We note that the exercise prices for the warrants issued on February 19, 2015, March 6, 2015 and March 20, 2015 are $4.50, $7.21 and $5.02, respectively. In your response letter, please explain how these exercise prices were calculated.

Mr. Matthew Crispino –November 11, 2015 –Page 3

Response:

For each of the above-noted warrant issuances, based on discussions between the Company and Cyrus, the exercise price was set at 110% of the closing price for the common shares of the Company on the Nasdaq Global Market on the last complete trading day immediately prior to issuance. We have updated the summary of “The Offering” within the Amended Registration Statement to include this information.

*     *     *

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 984-8777 or esibbitt@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ Eric Sibbitt

Eric Sibbitt
of O’Melveny & Myers LLP

cc:	Paul L. Sieben, Esq., O’Melveny & Myers LLP
Eric L. Kelly, Sphere 3D Corp.
Kurt Kalbfleisch, Sphere 3D Corp.

Exhibit A

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

November 11, 2015

VIA EDGAR AND FEDERAL EXPRESS

Matthew Crispino
Staff Attorney, Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form F-3
Filed October 13, 2015
File No. 333-207384

Dear Mr. Crispino:

This letter is submitted by Sphere 3D Corp., an Ontario corporation (the “Company”) in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 29, 2015, regarding the above referenced registration statement. In connection therewith, the Company hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 495-4211 or kkalbfleisch@overlandstorage.com with any questions or comments.

Sincerely,

/s/ Kurt Kalbfleisch

Kurt Kalbfleisch
Chief Financial Officer
Sphere 3D Corp.